No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2023.

Exhibit 2:

Notice Concerning Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 8, 2024

February 8, 2024

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2023

Tokyo, February 8, 2024 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2023.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2023 and December 31, 2023

	Yen (millions)
	Mar. 31, 2023	Dec. 31, 2023
Assets
Current assets:
Cash and cash equivalents	3,803,014	4,320,707
Trade receivables	1,060,271	1,161,001
Receivables from financial services	1,899,493	2,279,960
Other financial assets	263,892	151,897
Inventories	2,167,184	2,339,652
Other current assets	384,494	498,795

Total current assets	9,578,348	10,752,012

Non-current assets:
Investments accounted for using the equity method	915,946	1,102,724
Receivables from financial services	3,995,259	5,128,976
Other financial assets	855,070	917,042
Equipment on operating leases	4,726,292	4,887,194
Property, plant and equipment	3,168,109	3,061,316
Intangible assets	870,900	934,260
Deferred tax assets	105,792	132,291
Other non-current assets	454,351	513,941

Total non-current assets	15,091,719	16,677,744

Total assets	24,670,067	27,429,756

Liabilities and Equity
Current liabilities:
Trade payables	1,426,333	1,386,271
Financing liabilities	3,291,195	3,778,750
Accrued expenses	419,570	473,881
Other financial liabilities	324,110	294,659
Income taxes payable	86,252	121,199
Provisions	362,701	570,878
Other current liabilities	741,963	798,757

Total current liabilities	6,652,124	7,424,395

Non-current liabilities:
Financing liabilities	4,373,973	5,391,323
Other financial liabilities	288,736	299,724
Retirement benefit liabilities	255,852	268,253
Provisions	270,169	332,324
Deferred tax liabilities	877,300	864,535
Other non-current liabilities	449,622	514,565

Total non-current liabilities	6,515,652	7,670,724

Total liabilities	13,167,776	15,095,119

Equity:
Common stock	86,067	86,067
Capital surplus	185,589	205,627
Treasury stock	(484,931)	(697,506)
Retained earnings	9,980,128	10,608,372
Other components of equity	1,417,397	1,852,665

Equity attributable to owners of the parent	11,184,250	12,055,225
Non-controlling interests	318,041	279,412

Total equity	11,502,291	12,334,637

Total liabilities and equity	24,670,067	27,429,756

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2022 and 2023

	Yen (millions)
	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023
Sales revenue	12,523,490	14,999,492
Operating costs and expenses:
Cost of sales	(10,045,494)	(11,737,724)
Selling, general and administrative	(1,142,140)	(1,553,992)
Research and development	(601,913)	(631,391)

Total operating costs and expenses	(11,789,547)	(13,923,107)

Operating profit	733,943	1,076,385

Share of profit of investments accounted for using the equity method	148,887	67,267
Finance income and finance costs:
Interest income	48,023	120,827
Interest expense	(25,214)	(32,036)
Other, net	(46,262)	32,081

Total finance income and finance costs	(23,453)	120,872

Profit before income taxes	859,377	1,264,524
Income tax expense	(225,503)	(339,833)

Profit for the period	633,874	924,691

Profit for the period attributable to:
Owners of the parent	583,169	869,609
Non-controlling interests	50,705	55,082

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	114.13	176.78

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2022 and 2023

	Yen (millions)
	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023
Profit for the period	633,874	924,691
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(12)	3
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(34,472)	(24,361)
Share of other comprehensive income of investments accounted for using the equity method	(1,428)	3,739
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(817)	255
Exchange differences on translating foreign operations	345,693	420,937
Share of other comprehensive income of investments accounted for using the equity method	41,495	41,270

Total other comprehensive income, net of tax	350,459	441,843

Comprehensive income for the period	984,333	1,366,534

Comprehensive income for the period attributable to:
Owners of the parent	931,267	1,302,313
Non-controlling interests	53,066	64,221

Condensed Consolidated Statements of Income

For the three months ended December 31, 2022 and 2023

	Yen (millions)
	Three months ended Dec. 31, 2022	Three months ended Dec. 31, 2023
Sales revenue	4,438,186	5,390,100
Operating costs and expenses:
Cost of sales	(3,539,583)	(4,215,973)
Selling, general and administrative	(397,362)	(567,118)
Research and development	(220,750)	(227,197)

Total operating costs and expenses	(4,157,695)	(5,010,288)

Operating profit	280,491	379,812

Share of profit of investments accounted for using the equity method	65,941	543
Finance income and finance costs:
Interest income	22,998	42,982
Interest expense	(9,564)	(12,141)
Other, net	(16,320)	(25,957)

Total finance income and finance costs	(2,886)	4,884

Profit before income taxes	343,546	385,239
Income tax expense	(78,411)	(114,473)

Profit for the period	265,135	270,766

Profit for the period attributable to:
Owners of the parent	244,655	253,308
Non-controlling interests	20,480	17,458

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	48.16	52.04

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2022 and 2023

	Yen (millions)
	Three months ended Dec. 31, 2022	Three months ended Dec. 31, 2023
Profit for the period	265,135	270,766
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(1)	(1)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(6,737)	(25,114)
Share of other comprehensive income of investments accounted for using the equity method	(319)	(1,541)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	76	684
Exchange differences on translating foreign operations	(572,014)	(347,489)
Share of other comprehensive income of investments accounted for using the equity method	(27,653)	(10,663)

Total other comprehensive income, net of tax	(606,648)	(384,124)

Comprehensive income for the period	(341,513)	(113,358)

Comprehensive income for the period attributable to:
Owners of the parent	(345,614)	(122,273)
Non-controlling interests	4,101	8,915

[3] Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

Comprehensive income for the period
Profit for the period				583,169		583,169	50,705	633,874
Other comprehensive income, net of tax					348,098	348,098	2,361	350,459

Total comprehensive income for the period				583,169	348,098	931,267	53,066	984,333
Reclassification to retained earnings				(262)	262	—		—
Transactions with owners and other
Dividends paid				(213,475)		(213,475)	(50,682)	(264,157)
Purchases of treasury stock			(90,005)			(90,005)		(90,005)
Disposal of treasury stock			263			263		263
Share-based payment transactions		84				84		84

Total transactions with owners and other		84	(89,742)	(213,475)		(303,133)	(50,682)	(353,815)

Balance as of December 31, 2022	86,067	185,579	(418,051)	9,908,565	1,338,798	11,100,958	302,106	11,403,064

For the nine months ended December 31, 2023

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the period
Profit for the period				869,609		869,609	55,082	924,691
Other comprehensive income, net of tax					432,704	432,704	9,139	441,843

Total comprehensive income for the period				869,609	432,704	1,302,313	64,221	1,366,534
Reclassification to retained earnings				500	(500)	—		—
Transactions with owners and other
Dividends paid				(241,865)		(241,865)	(63,080)	(304,945)
Purchases of treasury stock			(213,012)			(213,012)		(213,012)
Disposal of treasury stock			437			437		437
Share-based payment transactions		(66)				(66)		(66)
Equity transactions and others		20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other		20,038	(212,575)	(241,865)	3,064	(431,338)	(102,850)	(534,188)

Balance as of December 31, 2023	86,067	205,627	(697,506)	10,608,372	1,852,665	12,055,225	279,412	12,334,637

[4] Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2022 and 2023

	Yen (millions)
	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023
Cash flows from operating activities:
Profit before income taxes	859,377	1,264,524
Depreciation, amortization and impairment losses excluding equipment on operating leases	536,890	603,367
Share of profit of investments accounted for using the equity method	(148,887)	(67,267)
Finance income and finance costs, net	(62,159)	(102,083)
Interest income and interest costs from financial services, net	(113,821)	(113,840)
Changes in assets and liabilities
Trade receivables	65,377	(90,595)
Inventories	(118,123)	(76,415)
Trade payables	(122,455)	(57,560)
Accrued expenses	(40,187)	5,876
Provisions and retirement benefit liabilities	(42,037)	256,484
Receivables from financial services	191,359	(1,151,028)
Equipment on operating leases	653,490	79,487
Other assets and liabilities	109,352	(71,910)
Other, net	(4,953)	(41,841)
Dividends received	147,089	143,941
Interest received	230,642	406,912
Interest paid	(102,890)	(181,948)
Income taxes paid, net of refunds	(325,308)	(384,385)

Net cash provided by operating activities	1,712,756	421,719
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(386,751)	(229,107)
Payments for additions to and internally developed intangible assets	(120,711)	(163,623)
Proceeds from sales of property, plant and equipment and intangible assets	14,740	5,049
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	—	(2,940)
Payments for acquisitions of investments accounted for using the equity method	(10,340)	(108,882)
Payments for acquisitions of other financial assets	(468,123)	(207,734)
Proceeds from sales and redemptions of other financial assets	386,494	165,816

Net cash used in investing activities	(584,691)	(541,421)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,782,961	8,096,458
Repayments of short-term financing liabilities	(6,364,866)	(7,947,417)
Proceeds from long-term financing liabilities	482,029	2,420,677
Repayments of long-term financing liabilities	(1,817,099)	(1,490,708)
Dividends paid to owners of the parent	(213,475)	(241,865)
Dividends paid to non-controlling interests	(40,214)	(49,160)
Purchases and sales of treasury stock, net	(89,742)	(212,575)
Repayments of lease liabilities	(58,406)	(58,860)
Other, net	—	(13,875)

Net cash provided by (used in) financing activities	(1,318,812)	502,675
Effect of exchange rate changes on cash and cash equivalents	110,903	158,488

Net change in cash and cash equivalents	(79,844)	541,461
Cash and cash equivalents at beginning of year	3,674,931	3,803,014

Cash and cash equivalents at end of period	3,595,087	4,344,475

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the nine months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,202,355	7,723,596	2,261,049	336,490	12,523,490	—	12,523,490
Intersegment	—	135,426	1,653	20,389	157,468	(157,468)	—

Total	2,202,355	7,859,022	2,262,702	356,879	12,680,958	(157,468)	12,523,490

Segment profit (loss)	376,535	112,934	220,371	24,103	733,943	—	733,943

Segment assets	1,549,384	9,754,332	11,120,960	465,635	22,890,311	1,252,280	24,142,591
Depreciation and amortization	49,966	440,624	695,034	13,906	1,199,530	—	1,199,530
Capital expenditures	33,651	500,630	1,125,920	8,987	1,669,188	—	1,669,188

As of and for the nine months ended December 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,358,037	9,972,438	2,386,150	282,867	14,999,492	—	14,999,492
Intersegment	—	148,090	1,940	23,664	173,694	(173,694)	—

Total	2,358,037	10,120,528	2,388,090	306,531	15,173,186	(173,694)	14,999,492

Segment profit (loss)	411,510	460,522	204,842	(489)	1,076,385	—	1,076,385

Segment assets	1,798,445	11,031,112	12,921,061	525,382	26,276,000	1,153,756	27,429,756
Depreciation and amortization	53,114	490,106	625,466	12,539	1,181,225	—	1,181,225
Capital expenditures	43,035	372,250	1,737,710	8,847	2,161,842	—	2,161,842

For the three months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	789,673	2,803,404	733,134	111,975	4,438,186	—	4,438,186
Intersegment	—	51,684	472	8,814	60,970	(60,970)	—

Total	789,673	2,855,088	733,606	120,789	4,499,156	(60,970)	4,438,186

Segment profit (loss)	151,760	49,366	67,322	12,043	280,491	—	280,491

For the three months ended December 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	785,479	3,710,149	809,542	84,930	5,390,100	—	5,390,100
Intersegment	—	63,274	684	7,277	71,235	(71,235)	—

Total	785,479	3,773,423	810,226	92,207	5,461,335	(71,235)	5,390,100

Segment profit (loss)	158,126	159,142	67,840	(5,296)	379,812	—	379,812

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2022 and 2023 amounted to JPY 1,418,600 million and JPY 1,410,833 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Cash and Cash Equivalents

The reconciliation of the amount of cash and cash equivalents between condensed consolidated statements of financial position and condensed consolidated statements of cash flows is as follows.

Yen (millions)
As of December 31, 2023
Cash and cash equivalents in the condensed consolidated statements of financial position	4,320,707
Cash and cash equivalents included in assets held for sale	23,768

Cash and cash equivalents in the condensed consolidated statements of cash flows	4,344,475

Assets held for sale as of December 31, 2023 are presented in other current assets in the condensed consolidated statements of financial position.

[C] Subsequent Event

Acquisition and Cancellation of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on February 8, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law, and Article 36 of the Company’s Articles of Incorporation and cancel its own shares pursuant to Article 178 of that law.

1.	Reason for acquisition and cancellation of own shares

The Company will acquire and cancel its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 34,000,000 shares (0.7 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 50,000 million yen

(4)	Period of the acquisition:

Starting on March 1, 2024 and ending on April 30, 2024

(5)	Method of the acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)
2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

3.	Details of the cancellation

(1)	Class of shares to be cancelled:

Shares of common stock

(2)	Total number of shares to be cancelled:

154,285,290 shares (2.8% of total number of issued shares)

(3)	Scheduled date of the cancellation:

February 29, 2024

(4)	Total number of shares issued after the cancellation:

5,280,000,000 shares

[D] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[7] Earnings Per Share

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023.

Basic earnings per share attributable to owners of the parent for the nine months ended December 31, 2022 and 2023 assuming the stock split had been conducted at the beginning of the year ended March 31, 2023 are as follows. There were no significant dilutive potential common shares outstanding for the nine months ended December 31, 2022 and 2023.

	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023
Basic earnings per share attributable to owners of the parent (yen)	114.13	176.78

[8] Forecast for the Fiscal Year Ending March 31, 2024

	Yen (billions)
	FY 2023 results	FY 2024 forecasts	Change (%)
Sales revenue	16,907.7	20,200.0	19.5
Operating profit	780.7	1,250.0	60.1
Profit before income taxes	879.5	1,445.0	64.3
Profit for the year	717.3	1,030.0	43.6
Profit for the year attributable to owners of the parent	651.4	960.0	47.4

	Yen
	FY 2023 results	FY 2024 forecasts
Earnings per share attributable to owners of the parent Basic and diluted	384.02	195.83

Explanatory note:

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share for the fiscal year ending March 31, 2024 are based on the number of shares after the stock split. Based on the number of shares prior to the stock split, basic earnings per share for the fiscal year ending March 31, 2024 are expected to be JPY 587.50.

[9] Dividend per Share of Common Stock

	Yen
	FY 2023 results	FY 2024 results	FY 2024 forecasts
Interim dividend	60.00	87.00
Year-end dividend	60.00		29.00
Total annual dividend	120.00		—

Explanatory note:

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end dividend per share for the fiscal year ending March 31, 2024 is based on the number of shares after the stock split and the total annual dividend is disclosed as “ – ”. Based on the number of shares prior to the stock split, the year-end dividend and the total annual dividend for the fiscal year ending March 31, 2024 are expected to be JPY 87.00 per share and JPY 174.00 per share, respectively.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[Translation]

    February 8, 2024

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Acquisition and Cancellation of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company pursuant to Article 459, Paragraph 1 of the Company Law, and Cancellation of the Company’s Own

Shares pursuant to Article 178 of that law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 8, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law, and Article 36 of the Company’s Articles of Incorporation and cancel its own shares pursuant to Article 178 of that law.

Particulars

1.	Reason for acquisition and cancellation of own shares

The Company will acquire and cancel its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 34,000,000 shares (0.7 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 50 billion yen

(4)	Period of the acquisition:

Starting on March 1, 2024 and ending on April 30, 2024

(5)	Method of the acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

3.	Details of the cancellation

(1)	Class of shares to be cancelled:

Shares of common stock

(2)	Total number of shares to be cancelled:

154,285,290 shares (2.8% of total number of issued shares)

(3)	Scheduled date of the cancellation:

February 29, 2024

(4)	Total number of shares issued after the cancellation:

5,280,000,000 shares

Reference:	The Company’s treasury stock held as of December 31, 2023

Total number of issued shares (excluding treasury stock):	4,849,762,771 shares
Total number of treasury stock:	584,522,519 shares